Exhibit 99.1

Sol-Gel Reports Third Quarter 2026 Financial Results

and Provides Corporate Updates

•	Pivotal Phase 3 trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome reached last patient last visit in September 2026, with 102 of 113 enrolled patients completing the study; top-line results expected in late November 2026

•	Sol-Gel hosted a KOL Investor Event in New York on October 14, 2026, featuring leading dermatology experts and the Gorlin Syndrome Alliance

•	U.S. commercial readiness activities for SGT-610 continue to advance ahead of a potential regulatory submission and launch

NESS ZIONA, Israel, November 12, 2026 (GLOBE NEWSWIRE) - Sol-Gel Technologies, Ltd. (NASDAQ: SLGL), a dermatology company, pioneering treatments for patients with rare and severe skin conditions, today announced financial results for the third quarter ended September 30, 2026, and provided a corporate update.

Q3 2026 and Recent Corporate Developments

•	On September 17, 2026, Sol-Gel announced that the last patient had completed the last scheduled study visit in its pivotal Phase 3 clinical trial (SGT-610-01) of SGT-610 (patidegib gel, 2%) for the prevention of basal cell carcinoma (BCC) lesions in adult patients with Gorlin syndrome. Of the 113 patients enrolled in the randomized, double-blind, vehicle-controlled study, 102 completed the study, a completion rate of approximately 90%. The primary endpoint of the study is the number of new BCCs on the face at month 12 after twice-daily treatment. Secondary endpoints include the number of new surgically eligible BCCs (SEBs). Top-line results are expected in late November 2026.

•	On October 14, 2026, Sol-Gel hosted a KOL Investor Event in New York featuring Ervin Epstein Jr., MD (Alta Bates Summit Medical Center), Kavita Sarin, MD, PhD (Stanford Cancer Institute), Elizabeth M. Billingsley, MD (Penn State College of Medicine) and Julie Breneiser, PA-C (Gorlin Syndrome Alliance). The event addressed the disease burden of Gorlin syndrome, the limitations of current surgical and off-label systemic management, and the potential role of SGT-610 in preventing the development of new basal cell carcinomas (BCCs), with the goal of reducing the need for repeated surgical interventions. A replay of the webcast and the presentation materials are available on the Investor Relations section of the Company's website.

•	Sol-Gel continues to advance its U.S. commercial readiness activities for SGT-610. If approved, the Company intends to retain full U.S. commercial rights and to commercialize SGT-610 through a cost-effective model utilizing an experienced third-party commercialization services organization, reaching the concentrated Gorlin syndrome treating population through a small, focused field organization supported by outsourced commercial infrastructure. Market access, distribution, patient support and medical affairs planning are progressing in preparation for a potential U.S. launch.

Mr. Mori Arkin, Executive Chairman of Sol-Gel, stated: "The third quarter brought us to the threshold of the most important moment in Sol-Gel's history. Reaching last patient last visit in September marked the culmination of the patient treatment and follow-up phase of our pivotal Phase 3 trial of SGT-610, with 102 of 113 patients completing the study, representing a completion rate of approximately 90%, exceeding our original expectations for patient retention. That is a credit to the patients, investigators and site teams who stayed with us. We expect to report top-line results in late November. In parallel, we continue to advance our U.S. commercial readiness activities so that, subject to positive clinical results, we can move efficiently toward a regulatory submission and commercialization."

Mr. Arkin further commented: "We also continue to pursue the broader opportunities for hedgehog pathway inhibition that we outlined last quarter. The studies of topical patidegib as a neo-adjuvant ahead of Mohs surgery, and for the prevention of high-frequency BCC (HF-BCC) which we announced in August, respond to interest we hear directly from surgeons, and we continue to evaluate an intra-cystic injectable for odontogenic keratocysts, a manifestation of Gorlin syndrome that often requires repeated surgical interventions. Our immediate priority remains maximizing the commercial potential of Gorlin syndrome therapy, while these additional programs are intended to expand the therapeutic applications of hedgehog pathway inhibition."

Financial Results for the Third Quarter 2026

Revenue for the third quarter was nominal, compared to revenue of $0.4 million for the same period in 2025.

Research and development expenses were $5.1 million compared to $5.7 million for the same period in 2025. The decrease of $0.6 million was primarily attributed to a decrease in clinical trial expenses related to SGT-610.

General and administrative expenses were $1 million compared to $1 million for the same period in 2025.

Sol-Gel reported a net loss of $5.6 million for the third quarter of 2026 and loss of $1.7 per basic and diluted share, compared to a net loss of $5.9 million and loss of $2.1 per basic and diluted share for the same period in 2025.

As of September 30, 2026, Sol-Gel had $14.4 million in cash, cash equivalents, and deposits and $31.3 million in marketable securities for a total balance of $45.7 million. The Company expects its cash resources to fund cash requirements into the first quarter of 2028.

About Sol-Gel Technologies

Sol-Gel is a specialized dermatology company advancing innovative therapies for rare and serious skin diseases. Its lead investigational candidate, SGT-610 (patidegib gel, 2%), is a Phase 3, orphan- and breakthrough-designated topical hedgehog inhibitor being developed for the prevention of new basal cell carcinoma (BCC) lesions in patients with Gorlin syndrome, with the potential to offer an improved safety profile relative to oral hedgehog inhibitors. Subject to regulatory approval in Gorlin syndrome, SGT-610 may also represent a future opportunity in high-frequency BCC. Sol-Gel is also advancing SGT-210, an investigational topical EGFR inhibitor for indications with significant unmet need, and has developed two FDA-approved dermatology products, TWYNEO® and EPSOLAY®.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. including, but not limited to statements regarding the timing of clinical milestones for the Phase 3 program of SGT-610 in Gorlin syndrome, the timing of milestones for other studies of patidegib gel, the Company’s cash runway and the future commercial activities for SGT-610. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of a delay in reporting the top-line results of Sol-Gel’s pivotal Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome, that we will not successfully complete the Gorlin Phase 3 trial or that the trial will not be successful, a delay in the planned studies of topical patidegib or that they will not be successful, higher cash burn rate than expected, that the commercialization of SGT-610, if approved, will not be as expected or successful as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, China, Europe or Israel; and (xv) loss or retirement of key executives and research scientists; (xvi) general market, political and economic conditions in the countries in which the Company operates; and, (xvii) the security situation in Israel. These factors and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 19, 2026, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

Sol-Gel Investor Relations:

Eyal Ben-Or

Chief Financial Officer

ir@sol-gel.com

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

(Unaudited)

	December 31,	September 30,
	2025	2026
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$11,033	$13,094
Marketable securities	12,966	31,324
Accounts receivable	1,968	634
Prepaid expenses and other current assets	1,004	2,462
TOTAL CURRENT ASSETS	26,971	47,514

NON-CURRENT ASSETS:
Restricted long-term deposits and cash equivalents	1,324	1,338
Property and equipment, net	140	120
Operating lease right-of-use assets	1,027	821
Other long-term assets	62	-
Funds in respect of employee rights upon retirement	393	409
TOTAL NON-CURRENT ASSETS	2,946	2,688
TOTAL ASSETS	$29,917	$50,202
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$735	$815
Other accounts payable	4,941	5,303
Current maturities of operating leases	495	555
TOTAL CURRENT LIABILITIES	6,171	6,673
LONG-TERM LIABILITIES:
Operating leases liabilities	496	250
Liability for employee rights upon retirement	439	469
TOTAL LONG-TERM LIABILITIES	935	719
TOTAL LIABILITIES	$7,106	$7,392
SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 1 par value – authorized: 5,000,000 as of December 31, 2025 and September 30, 2026; issued and outstanding: 2,786,158 and 3,276,353 as of December 31, 2025 and September 30, 2026, respectively	774	931
Additional paid-in capital	259,047	291,919
Accumulated deficit	(237,010)	(250,040)
TOTAL SHAREHOLDERS' EQUITY	22,811	42,810
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$29,917	$50,202

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2025	2026	2025	2026
REVENUE	$18,692	$740	$400	$41
RESEARCH AND DEVELOPMENT EXPENSES	19,220	11,627	5,731	5,122
GENERAL AND ADMINISTRATIVE EXPENSES	3,599	3,235	957	1,024
OPERATING LOSS	(4,127)	(14,122)	(6,288)	(6,105)
FINANCIAL INCOME, net	987	1,092	346	483
NET LOSS FOR THE PERIOD	$(3,140)	$(13,030)	$(5,942)	$(5,622)
BASIC AND DILUTED LOSS PER ORDINARY SHARE	(1.13)	(4.16)	(2.13)	(1.72)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	2,785,787	3,130,412	2,785,787	3,275,775